PROSPECTUS SUPPLEMENT	FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED FEBRUARY 9, 2001	FILE NUMBER 333-54316
AS PREVIOUSLY AMENDED ON MARCH 5, 2001
AND SUPPLEMENTED ON MARCH 22, 2001

CALYPTE BIOMEDICAL CORPORATION

1,147,108 SHARES OF COMMON STOCK

    You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

    On March 19, 2001, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated November 2, 2000, subsequently amended January 24, 2001, evidencing a standby equity-based credit facility between us and TIL. This notice offered to sell up to $576,792 of our common stock to TIL based on the formula in the stock purchase agreement. The settlement period began on March 20, 2001, and ended on April 19, 2001, and settled on April 24, 2001. At the settlement, TIL purchased a total of 1,147,108 shares of our common stock at an average purchase price of $0.5028 per share, resulting in proceeds of $546,452, net of brokerage and escrow fees, being paid and released from escrow to us by TIL. Ladenburg Thalmann & Co. received $28,840 in brokerage fees and Epstein Becker & Green P.C. received $1,500 in escrow fees in connection with this drawdown.

    The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

    We will not receive any of the proceeds from this sale of shares by TIL. However, we will receive the sale price of common stock sold to TIL. We expect to use the proceeds of this sale of common stock for general corporate purposes.

RECENT DEVELOPMENTS

    On April 12, 2001, we issued a press release with respect to our financial status and our listing on the Nasdaq SmallCap Market which disclosed the following information:

    We do not believe that the equity line of financing with TIL will be adequate to sustain operation at current levels for the second quarter of fiscal year 2001. As of March 31, 2001, our cash on-hand was $89,000. During the first quarter of 2001, our cash expenditures exceeded our cash receipts by approximately $1 million. Due to the decline in the market price of our shares, our ability to draw down funds under our equity-based credit facility has been severely limited and we no longer believe that the equity line of financing will be sufficient to fill our short-term financing requirements. We will need to raise more money from an alternative source of funding to continue to finance our operations during this fiscal quarter. We may not be able to obtain additional financing on acceptable terms or at all. Any failure to obtain additional financing will place us in significant financial jeopardy.

    In addition, on March 8, Nasdaq notified the Company that it was not in compliance with the Nasdaq Stock Market listing requirements. Specifically, Nasdaq cited our failure to meet one of the three criteria relating to net assets, market capitalization or net income. As of December 31, 2000, Calypte's net tangible assets were ($1.56) million and that number has declined further during the first quarter of 2001. Calypte has submitted a plan for meeting the net tangible asset criteria to Nasdaq and has been engaged in discussions with the staff regarding the adequacy of its plan. Calypte expects the Nasdaq staff to issue a determination with respect to the adequacy of the plan within the next several weeks. Should the Nasdaq staff determine that the Calypte plan is inadequate, Calypte would have the right to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff's determination. There can be no assurance that the Nasdaq staff will find the Company's plan adequate. In that event, there also can be no assurance that the Nasdaq Panel will grant the Company's request for continued listing on the Nasdaq SmallCap Market. In such event, the Company's shares would likely trade over the counter.

    In addition, on April 23, 2001, Nasdaq notified us that we were not in compliance with Nasdaq's $1.00 minimum bid price requirement. As of April 23, 2001, our common stock price had failed to maintain a minimum bid price of at least $1.00 over 30 consecutive trading days. Under Nasdaq rules, we have until July 23, 2001 to regain compliance. If at anytime before July 23, 2001, the bid price of our common stock is at least $1.00 for a minimum of 10 consecutive trading days, Nasdaq will determine if we comply with its rules. If we are unable to demonstrate compliance with Nasdaq rules on or before July 23, 2001, Nasdaq will provide us with written notification that our stock will be delisted. At that time, we may appeal Nasdaq's decision to the Nasdaq Listing Qualifications Panel.

    This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying prospectus and on page 26 of our annual report on Form 10-K for the year ended December 31, 2000, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

    These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 25, 2001.